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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A

      General Form for Registration of Securities of Small Business Issuers

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              TULVINE SYSTEMS, INC.
                         (Name of Small Business Issuer)

           DELAWARE                                             52-2102141
(State or Other Jurisdiction of                              (I.R.S. Employer
Incorporation or Organization)                            Identification Number)

                  7633 E 63rd Place, Suite 220, Tulsa, OK 74133
           (Address of Principal Executive Offices including Zip Code)

              5525 MacArthur Blvd., Suite 615, Irving, Texas 75038 (Former Address of Principal Executive Offices including Zip Code)

                                 (918) 459-8469
                           (Issuer's Telephone Number)

           Securities to be Registered Under Section 12(b) of the Act:

                                      None

           Securities to be Registered Under Section 12(g) of the Act:

                                  Common Stock
                                $.0001 Par Value
                                (Title of Class)

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                                     PART I

ITEM 1.           BUSINESS

         Tulvine Systems, Inc.(the "Company"), was incorporated on October 21, 1999 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholder.

         The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market.

         The Company will attempt to locate and negotiate with a business entity for the merger of that target company into the Company. In certain instances, a target company may wish to become a subsidiary of the Company or may wish to contribute assets to the Company rather than merge.

         No assurances can be given that the Company will be successful in locating or negotiating with any target company.

ASPECTS OF A REPORTING COMPANY

         There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

         -        increased visibility in the financial community;

         - provision of information required under Rule 144 for trading of eligible securities;

         - compliance with a requirement for admission to quotation on the OTC Bulletin Board maintained by Nasdaq or on the Nasdaq Smallcap Market;

         -        the facilitation of borrowing from financial institutions;

         -        improved trading efficiency;

         -        shareholder liquidity;

         -        greater ease in subsequently raising capital;

         - compensation of key employees through stock options for which there may be a market valuation;

         -        enhanced corporate image.

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         There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include the following:

         -        requirement for audited financial statements;

         -        required publication of corporate information;

         - required filings of periodic and episodic reports with the Securities and Exchange Commission;

         - increased rules and regulations governing management, corporate activities and shareholder relations.

COMPARISON WITH INITIAL PUBLIC OFFERING

         Certain private companies may find a business combination less attractive than an initial public offering of their securities. Reasons for this may include the following:

         -        inability to obtain underwriter;

         -        possible larger costs, fees and expenses;

         -        possible delays in the public offering process;

         -        greater dilution of their outstanding securities;

         -        no investment capital raised through a business combination;

         -        no underwriter support of after-market trading.

POTENTIAL TARGET COMPANIES

         A business entity, if any, which may be interested in a business combination with the Company may include the following:

         - a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

         - a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

         - a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

         - a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

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         -        a foreign company which may wish an initial entry into the
                  United States securities market;

         - a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

         - a company seeking one or more of the other perceived benefits of becoming a public company.

         A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

         No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

         The proposed business activities described herein classify the Company as a "blank check" company. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies. The Company will not issue or sell additional shares or take any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan and it is no longer classified as a "blank check" company.

         The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934. The Company will voluntarily continue to file all reports required of it under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of the Company. Since a benefit of a business combination with the Company would normally be considered its status as a reporting company, it is anticipated that the Company will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long.

         Diane Golightly was the sole officer and director of the Company until December 18, 2003. The Company has no employees and until December 18, 2003, when Ross E. Silvey became Chief Executive Officer and a Director of the Company, Ms. Golightly was the only person who devoted any of their time to the Company's affairs. All references herein to management of the Company are to Ms. Golightly until December 18, 2003 and to Mr. Silvey since December 18, 2003. The inability at any time of management to devote sufficient attention to the Company could have a material adverse impact on its operations.

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                                    GLOSSARY

"BLANK CHECK" COMPANY             As used herein, a "blank check" company is a
                                  development stage company that has no
                                  specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

BUSINESS COMBINATION              Normally a merger, stock-for-stock exchange or
                                  stock-for-assets exchange between the
                                  Registrant and a target company.

THE COMPANY OR
THE REGISTRANT                    The corporation whose common stock is the
                                  subject of this Registration Statement.

EXCHANGE ACT                      The Securities Exchange Act of 1934, as
                                  amended.

SECURITIES ACT                    The Securities Act of 1933, as amended.


                                  RISK FACTORS

         The Company's business is subject to numerous risk factors, including the following:

         THE COMPANY HAS NO OPERATING HISTORY, REVENUE, NOR CURRENT OPERATIONS AND MINIMAL ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has an accumulated deficit and will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. Ms. Golightly has agreed to pay all expenses incurred by the Company until a business combination without repayment by the Company. Ms. Golightly is the sole shareholder of the Company. To date, expenses of approximately $500 have been incurred by the Company. There is no assurance that the Company will ever be profitable.

         COMPANY HAS ONLY ONE DIRECTOR AND ONE OFFICER. The Company's president, sole officer and director is Ross E. Silvey. Because management consists of only one person, the Company does not benefit from multiple judgments that a greater number of directors or officers would provide and the Company will rely completely on the judgment of its sole officer and director when selecting a target company. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the Company had more funds available to it, would be desirable. Mr. Silvey anticipates devoting only a limited amount of time per month to the business of the Company. Mr. Silvey has not entered into a written employment agreement with the Company and he is not expected to do so. The Company has not obtained key person life insurance on Mr. Silvey. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of the Company's business and its likelihood of continuing operations.

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         CONFLICTS OF INTEREST--GENERAL. The Company's officer and director has other business interests. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which any member of management serves as an officer, director or shareholder, or in which they or their family members own or hold any ownership interest. See "ITEM
5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest."

         THE PROPOSED OPERATIONS OF THE COMPANY ARE SPECULATIVE. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with the entities having established operating histories are preferred, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control. There is no assurance that the Company can identify a target company and consummate a business combination.

         PURCHASE OF "PENNY STOCKS" CAN BE RISKY. In the event that a public market develops for the Company's securities following a business combination, such securities may be classified as a "penny stock" depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq SmallCap Market or on a national securities exchange. For any transaction involving a "penny stock," unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in "penny stocks," the possible lack of liquidity, commissions to be paid, current quotation and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for "penny stocks" are often not available and investors are often unable to sell such stock. Thus an investor may lose his/her investment in a "penny stock" and consequently should be cautious of any purchase of "penny stocks."

         THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

                                       6
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         THERE IS NO AGREEMENT FOR BUSINESS COMBINATION AND NO MINIMUM
REQUIREMENTS FOR BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company.

         CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking a business combination, management anticipates devoting only a limited amount of time per month to the business of the Company. The Company's sole officer has not entered into a written employment agreement with the Company and he is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of the Company's business and its likelihood of continuing operations.

         REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") the Company is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements will be the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to the Company at the time of effecting a business combination. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for the Company.

                                       7
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         LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has
neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for the transaction of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

         REGULATION UNDER INVESTMENT COMPANY ACT. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. Passive investment interest, as used in the Investment Company Act, essentially means investments held by persons who do not provide any type of management or consulting services or are not involved in the business whose securities are held. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

         PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. As a condition of the business combination agreement, Ms. Golightly, the sole shareholder of the Company, may agree to sell or transfer all or a portion of the Company's common stock so to provide the target company with all or majority control. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

         POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION. A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of the Company's common stock may increase or decrease, perhaps significantly.

         TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

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ITEM 2.           PLAN OF OPERATION

SEARCH FOR TARGET COMPANY

         The Company intends to enter into a business combination with a target company in exchange for the Company's securities. The Company has not engaged in any negotiations with any specific entity regarding the possibility of a business combination with the Company. Mr. Silvey, the sole officer and director of the Company will supervise the search for target companies as potential candidates for a business combination.

         Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. If management engages in solicitation, no estimate can be made as to the number of persons who may be contacted or solicited. To date, management has not utilized solicitation and expects to rely on referrals from consultants in the business and financial communities for referrals of potential target companies.

MANAGEMENT OF THE COMPANY

         The Company has no full time employees. Diane Golightly was the sole officer and employee of the Company and its sole director until December 18, 2003 when Ross Silvey became Chief Executive Officer and the Company's sole director. Ms. Golightly is also the Company's sole shareholder. Ms. Golightly, as president of the Company until December 18, 2003, and then Mr. Silvey, agreed to allocate a portion of their time to the activities of the Company, without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Silvey, and previously Ms. Golightly, and the potential demands of the Company's activities.

         The amount of time spent by Mr. Silvey or Ms. Golightly on the activities of the Company is not predictable. Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict with any precision the exact amount of time Mr. Silvey or Ms. Golightly will actually be required to spend to locate a suitable target company. Mr. Silvey and Ms. Golightly estimate that the business plan of the Company can be implemented by devoting approximately 5 to 10 hours per month over the course of several months but such figure cannot be stated with precision.

GENERAL BUSINESS PLAN

         The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature.


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Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See PART F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

         The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

         The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

         The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

         The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

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         The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following the due date for filing its Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of the business combination. The Company intends to acquire or merge with a company for which audited financial statements are available or for which it believes audited financial statements can be obtained within the required period of time. The Company may reserve the right in the documents for the business combination to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not conform to the representations made by the target company.

         The Company will not restrict its search for any specific kind of business entity, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

         Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

         A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such pre-existing agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

TERMS OF A BUSINESS COMBINATION

         In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

         It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a "blank check" company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

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         While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

         With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholder will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholder at such time.

         The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

         Ms. Diane Golightly, sole shareholder of the Company, will pay all expenses in regard to the Company's search for a suitable target company. The Company does not anticipate expending funds itself for locating a target company. Mr. Ross Silvey, the officer and director of the Company, will provide his services without charge or repayment by the Company. The Company has incurred expenses aggregating approximately $500, including incorporation and accounting expenses. The Company will not borrow any funds to make any payments to the Company's management, its affiliates or associates. If Ms. Golightly stops or becomes unable to continue to pay the Company's operating expenses, the Company may not be able to timely make its periodic reports required under the Securities Exchange Act of 1934 nor to continue to search for an acquisition target. In such event, the Company would seek alternative sources of funds or services, primarily through the issuance of its securities.

         The Board of Directors has passed a resolution which contains a policy that the Company will not seek a business combination with any entity in which the Company's officer, director, or shareholder or any affiliate or associate serves as an officer or director or holds any ownership interest.

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UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

         As part of a business combination agreement, the Company intends to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange commission, and other applicable laws, rules and regulations.

         A prospective target company should be aware that the market price and volume of its securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in the Company within the United States financial community. The Company does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in the Company's securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in the Company's securities, which may result in a significant pressure on their market price. The Company may consider the ability and commitment of a target company to actively encourage interest in its securities following a business combination in deciding whether to enter into a transaction with such company.

         A business combination with the Company separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with the Company normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. The Company may require assurances from the target company that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

         Prior to completion of a business combination, the Company will generally require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

COMPETITION

         The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.


ITEM 3.          DESCRIPTION OF PROPERTY

         The Company has no property and at this time has no agreements to acquire any property. The Company currently uses the offices at 7633 E 63rd Place, Suite 220, Tulsa, Oklahoma 74133, at no cost to the Company. Management has agreed to continue this arrangement until the Company completes an acquisition or merger.


ITEM 4.          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth, each person known by the Company to be the beneficial owner of five percent or more of the Company's common stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address of               Amount of Beneficial
  Beneficial Owner                    Ownership              Percentage of Class
  ----------------                    ---------              -------------------

Diane Golightly                         1,000,000                     100%
7633 East 63rd Place
Suite 210
Tulsa, OK 74133

Ross E. Silvey                                  0                       0%
6707 S. Richmond
Tulsa, OK  74133

All Executive Officers and                      0                       0%
Directors as a Group (One
Person)

ITEM 5.          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The Company has one Director and Officer as follows:


NAME                   AGE              POSITIONS AND OFFICES HELD
----                   ----             --------------------------

Diane Golightly         38              President, Secretary, Director and
                                        CEO until December 18, 2003; stockholder

Ross E. Silvey          76              President, Secretary, Director and
                                        CEO since December 18, 2003

         There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

         Set forth below is the name of the director and officer of the Company, all positions and offices with the Company held, the period during which they have served as such, and the business experience during at least the last five years:

         Ms. Golightly - received an Associate in Science from Cook County College in 1984. From 1987 to 1997, Ms. Golightly served as the Residency Program Coordinator for Physical Medicine and Rehabilitation at the University of Texas Southwestern Medical School. Currently, Ms. Golightly is a senior administrator at the medical offices of Dr. Farrukh Hamid in Carrolton, Texas, and has served in this capacity since 1997.

         MR. SILVEY - Mr. Silvey became the sole Director of Tulvine on December 18, 2003 and was appointed President, CEO and Secretary of the Company on that date. Mr. Silvey has owned and operated franchised automobile businesses, finance companies and insurance companies for the past 30 years. Mr. Silvey has an MBA from the Harvard Business School and has taught as an adjunct or full-time professor most of the courses in the upper division and MBA programs at the University of Tulsa, Oral Roberts University, Langston University and Southern Nazarene University.

CONFLICTS OF INTEREST

         Insofar as the officer and director, Mr. Silvey, is engaged in other business and personal activities, management anticipates that it will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations. Mr. Silvey will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to Mr. Silvey or Ms. Golightly.

         Mr. Silvey intends to devote as much time to the activities of the Company as required. However, should a conflict arise, there is no assurance that Mr. Silvey would not attend to other matters prior to those of the Company. Mr. Silvey estimates that the business plan of the Company can be implemented in theory by devoting approximately 5 to 10 hours per month over the course of several months but such figure cannot be stated with precision.

         Ms. Golightly is the sole shareholder of all of the Company's issued common stock. At the time of a business combination, management expects that some or all of the shares of common stock owned by Diane Golightly will be purchased by the target company.

         The terms of any business combination may include such terms as Ms. Golightly or Mr. Silvey remaining a director or officer of the Company and/or providing other service to the Company. The terms of a business combination may provide for a payment by cash or otherwise to Diane Golightly for the purchase of all or part of her common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Silvey or Ms. Golightly would directly benefit from such employment or payment. Such benefits may influence Mr. Silvey's or Ms. Golightly's choice of a target company.

         The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management or promoters of the Company or any affiliates or associates have any interest, direct or indirect.

         There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.


INVESTMENT COMPANY ACT OF 1940

         Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.           EXECUTIVE COMPENSATION.

         The Company's officer and director has not received any compensation for services rendered to the Company. As of the date of this report, the Company has no funds available to pay the officer and director. Further, the officer and director is not accruing any compensation pursuant to any agreement with the Company.

         The officer and director of the Company will not receive any finder's fee, either directly or indirectly, as a result of his efforts to implement the Company's business plan outlined herein.

         No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.


 ITEM 7.          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         On October 21, 1999, the Company issued a total of 1,000,000 shares of common stock to Diane Golightly, the Company's sole officer and director until December 18, 2003, for a total of $1,000 in cash.

         The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which the Company's officer, director or shareholder or their affiliates or associates serve as officer or director or hold any ownership interest. Management is not aware of any circumstances under which this policy may be changed.

         The proposed business activities described herein classify the Company as a "blank check" company. The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, the shareholder of the Company has executed and delivered a "lock-up" letter agreement affirming that such shareholder shall not sell her shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. The shareholder has placed the stock ownership rights with the Company's management, who will not release the ownership rights except in connection with or following the completion of a merger or acquisition.


ITEM 8.           DESCRIPTION OF SECURITIES.

         The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $.0001 per share of which there are 1,000,000 issued and outstanding shares. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

         Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

         Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

DIVIDENDS

         Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.


                                     PART II

 ITEM 1.         MARKET PRICE FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

         (A) MARKET PRICE. There is no trading market for the Company's common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

         The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a "penny stock," unless exempt, the rules require:

         (i) that a broker or dealer approve a person's account for transactions in "penny stocks" and

         (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the "penny stock" to be purchased.

         In order to approve a person's account for transactions in "penny stocks," the broker or dealer must

         (i) obtain financial information and investment experience and objectives of the person; and

         (ii) make a reasonable determination that the transactions in "penny stocks" are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in "penny stocks."

         The broker or dealer must also deliver, prior to any transaction in a "penny stock," a disclosure schedule prepared by the Commission relating to the "penny stock" market, which, in highlight form,

         (i) sets forth the basis on which the broker or dealer made the suitability determination; and

         (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in "penny stocks" in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in "penny stock" transactions.

         Finally, monthly statements have to be sent disclosing recent price information for the "penny stock" held in the account and information on the limited market in "penny stocks."

         (B) HOLDERS. There is one holder of the Company's common stock. The issued and outstanding shares of the Company's common stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.

         (C) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.


ITEM 2.           LEGAL PROCEEDINGS.

         There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         The Company has sold securities which were not registered as follows:



DATE          NAME                 NUMBER OF SHARES     CONSIDERATION
----          -----                ----------------     -------------

12/8/99       Diane Golightly          1,000,000            $1,000


         With respect to the sales made to Diane Golightly, the Company relied upon Section 4 (2) of the Securities Act of 1933, as amended (the "Securities Act") and Rule 506 promulgated thereunder.


                                    PART F/S

FINANCIAL STATEMENTS.

         The audited financial statements of the Company as of January 31, 2000 apprear herein on pages 22 through 28.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

         EXHIBIT NUMBER                  DESCRIPTION
         --------------                  -----------

                  (3)(i)            Articles of Incorporation and By-laws:
                                    (a) Articles of Incorporation - previously filed

                  (3)               (ii) Bylaws
                                    (a) Bylaws - previously filed

                  (23)              Consent of expert (a) Auditors



                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Tulvine Systems, Inc.



                                        By: /s/ Ross Silvey
                                        -------------------
                                        Ross Silvey
                                        Chief Executive Officer
                                        (Equivalent of Chief Financial Officer)

                              GUEST & COMPANY, P.C.
                         7170 S. BRADEN AVE., SUITE 100
                              TULSA, OKLAHOMA 74136

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholder
Tulvine Systems, Inc.:

We have audited the accompanying balance sheet of Tulvine Systems, Inc. (a development stage company) as of January 31, 2000, and the related statements of operations, changes in stockholder's equity and cash flows for the periods ended January 31, 2000 and December 31, 1999, and the period from inception (October 21, 1999) to January 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tulvine Systems, Inc. (a development stage company) as of January 31, 2000, and the results of its operations and its cash flows for the periods ended January 31, 2000 and December 31, 1999, and the period from inception (October 21, 1999) to January 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. However, as discussed in note 1A, the Company has been in the development stage since its inception (October 21, 1999) and has not commenced any formal business operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

                                                       /s/ Guest & Company, P.C.

April 13, 2004
Tulsa, Oklahoma

TULVINE SYSTEMS, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
JANUARY 31, 2000



                                    ASSETS
Current assets:
  Cash and cash equivalents                                               $ 500
                                                                          ------
    Total assets                                                          $ 500
                                                                          ======


                    LIABILITIES AND STOCKHOLDER'S EQUITY
 Current liabilities:
                                                                          $  --
                                                                          ------
    Total liabilities                                                        --
                                                                          ------

 Commitments and contingencies

 Stockholder's equity:
  Common stock: $.0001 par value; authorized 100,000,000
   shares; issued and outstanding 1,000,000 shares                          100
  Additional paid-in capital                                                900
  Accumulated deficit                                                      (500)
                                                                          ------
    Total stockholder's equity                                              500
                                                                          ------
      Total liabilities and stockholder's equity                          $ 500
                                                                          ======



 See accompanying notes to financial statements.


TULVINE SYSTEMS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS
PERIODS ENDED JANUARY 31, 2000 AND DECEMBER 31, 1999,
 AND THE PERIOD FROM INCEPTION (OCTOBER 21, 1999) TO
 JANUARY 31, 2000



                                                                                       FROM
                                                                                     INCEPTION
                                                        Periods Ended              (OCTOBER 21,
                                                        -------------                1999) to
                                                  January 31,     December 31,      January 31,
                                                     2000             1999             2000
                                                     ----             ----             ----
Revenue                                           $        --      $        --       $        --
                                                  ------------     ------------      ------------
     Total revenue                                         --               --                --

Selling, general and administrative expenses               --              500               500
                                                  ------------     ------------      ------------
Net earnings (loss)                               $        --      $      (500)      $      (500)
                                                  ============     ============      ============

Earnings (loss) per common share, basic
     and diluted                                  $        --      $     (0.00)      $     (0.00)
                                                  ============     ============      ============

Weighted average shares outstanding, basic
     and diluted                                    1,000,000        1,000,000         1,000,000
                                                  ============     ============      ============



See accompanying notes to financial statements.


TULVINE SYSTEMS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
INCEPTION (OCTOBER 21, 1999) TO JANUARY 31, 2000



                                                               ADDITIONAL
                                 COMMON STOCK                    PAID IN       ACCUMULATED
                                    SHARES          AMOUNT       CAPITAL         DEFICIT         TOTAL
                                    ------          ------       -------         -------         -----
Balance October 21, 1999                 --      $      --      $      --      $      --       $      --
Common stock issued for cash      1,000,000            100            900             --           1,000
Net earnings (loss)                      --             --             --           (500)           (500)
                                  ----------     ----------     ----------     ----------      ----------
Balance December 31, 1999         1,000,000            100            900           (500)            500
Net earnings (loss)                      --             --             --             --              --
                                  ----------     ----------     ----------     ----------      ----------
Balance January 31, 2000          1,000,000      $     100      $     900      $    (500)      $     500
                                  ==========     ==========     ==========     ==========      ==========


See accompanying notes to financial statements.


TULVINE SYSTEMS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
PERIODS ENDED JANUARY 31, 2000 AND DECEMBER 31, 1999,
 AND THE PERIOD FROM INCEPTION (OCTOBER 21, 1999) TO
 JANUARY 31, 2000


                                                                                      FROM
                                                                                    INCEPTION
                                                                                   (OCTOBER 21,
                                                                   PERIODS ENDED     1999) TO
                                                         JANUARY 31,  DECEMBER 31,  JANUARY 31,
                                                             2000         1999         2000
                                                             ----         ----         ----
Cash flows from operating activities:
  Net earnings (loss)                                     $    --      $  (500)      $  (500)
  Adjustments to reconcile net earnings (loss)
    to net cash used in operating activities:
                                                          --------     --------      --------
      Net cash flows used in operating activities              --         (500)         (500)
                                                          --------     --------      --------

Cash flows from investing activities:
                                                          --------     --------      --------
    Net cash provided by investing activities                  --           --            --
                                                          --------     --------      --------

Cash flows from financing activities:
  Proceeds from sale of common stock                           --        1,000         1,000
                                                          --------     --------      --------
      Net cash provided by financing activities                --        1,000         1,000
                                                          --------     --------      --------

      Net increase in cash and cash equivalents                --          500           500
      Cash and cash equivalents, beginning of period          500           --            --
                                                          --------     --------      --------
      Cash and cash equivalents, end of period            $   500      $   500       $   500
                                                          ========     ========      ========

Supplemental cash flow information:
  Interest paid                                           $    --      $    --       $    --
  Income taxes paid                                       $    --      $    --       $    --



 See accompanying notes to financial statements.

TULVINE SYSTEMS, INC.
(A DEVELOPMENT STAGE COMPANY)
 NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------


A.       ORGANIZATION AND BUSINESS OPERATIONS

Tulvine Systems, Inc. (a development stage company) ("the Company") was incorporated in Delaware on October 21, 1999, to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or a foreign private business. At January 31, 2000, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and proposed fund raising.

The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

The Company's fiscal year end is December 31st. The results of operations and changes in cash flows presented in this report reflect the activities of the Company for the month ended January 31, 2000, and the period from inception (October 21, 1999) to December 31, 1999.

B.       USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C.       CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

D.       INCOME TAXES

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits during the periods presented.

E.       NET EARNINGS (LOSS) PER SHARE

Net earnings (loss) per share amounts are computed using the weighted average number of shares outstanding during the period. Fully diluted earnings (loss) per share is presented if the assumed conversion of common stock equivalents results in material dilution. There were no common stock equivalents outstanding during the periods presented.



NOTE 2 - STOCKHOLDER'S EQUITY
         --------------------

The Company is authorized to issue 100,000,000 shares of common stock having a par value of $.0001 per share. The Company issued 1,000,000 shares to Diane Golightly pursuant to Rule 506 for an aggregate consideration of $1,000.